Exhibit 99.1

Enrique Lores President & CEO

Q1 earnings and our value plan

Restricted – For Internal Use Only
To All HP employees

Team,

Today, we reported our Q1 FY20 earnings results and it was a fantastic start to the year. We came out of the gate strong, demonstrating we are a company on the rise.

When I took this job, I knew our greatest strength was our people. And I continue to be inspired by your relentless drive to innovate, execute and deliver for our customers and partners.

We made two important announcements today that I want to highlight. In addition to our strong earnings results, we also announced three-year financial targets reflecting our confidence in our future. I will also share our latest position on Xerox’s unsolicited proposal.

My job, and the job of our Board of Directors, is to create value for HP shareholders. We have a strategy to do this by advancing our leadership in Personal Systems and Print, disrupting industries with our technology and intellectual property, and transforming the way we work as a Company. Today’s news clearly shows our strategy is working.

Starting the year strong

In Q1, we delivered non-GAAP earnings per share (EPS) growth of 25%, beating Wall Street’s expectations by 11 cents. This is an unprecedented result for HP that reflects the progress we are making against our strategic priorities. We have now beat or met non-GAAP EPS estimates for 17 straight quarters. This shows the power of our portfolio, the consistency of our execution and the talent of our people around the world.

For the quarter, revenue was $14.6 billion, up 1% in constant currency, and in line with the market’s expectations. Our operating profit dollars were up 16% and we generated strong free cash flow of $1.1 billion.

We are building from a position of strength and have great confidence in our business. As a result, we have raised our full-year EPS and cash flow guidance.

In Personal Systems, the team continued to excel. We grew revenue for the 15th consecutive quarter, up 4% in constant currency. And we delivered exceptional operating profit of 6.7%, with operating profit dollars up 61%. For the quarter, PS comprised 47% of HP’s segment profit mix.

We are creating amazing new compute experiences for customers and driving profitable growth. PS is an execution machine, with runway for sustained value creation and industry-leading innovation.

In Print, we continued to make progress against our plans. Though revenue was down 6% in constant currency, in line with expectations, and the team is doing the hard work needed to improve our performance.

Instant Ink surpassed 6 million subscribers for the first time, and we saw another solid quarter of growth in Managed Print Services. We also continued to disrupt industries with Graphics, including a major new deal with ePac for an additional 24 Indigo presses as the team gears up for Drupa.

And in 3D Printing and Digital Manufacturing, we continued to make progress bringing together end-to-end solutions for customers. An example is how New Balance and Superfeet are offering customized 3D-printed-caps for their insoles using HP’s FitStation and Multi Jet Fusion printing technologies.

It was also an important quarter for the Commercial Organization. The transition of our salesforce and regions to a single organization is driving immediate benefits, including accelerated go-to-market, global harmonization in key areas such as pricing and, as we saw in Q1, the ability to allocate supply more effectively across our markets. There has been a lot of change in the last two quarters and I want to thank the teams for their dedication to bringing us closer to our customers and partners.

HP is delivering in ways we all should be proud of, and we have many more opportunities ahead.

Strategic and Financial Plan for Shareholder Value Creation

The value creation plan we announced today reflects our confidence in capitalizing on these opportunities. It includes several important elements:

•	Significant Earnings Growth. We set a target of non-GAAP EPS of $3.25 to $3.65 by FY22. This represents growth of more than 45% over the next three years.

•
Continued Margin Expansion. Our innovation, portfolio mix, and cost management programs will drive value creation in both PS and Print. We increased our long-term PS operating margin target to 3.5-5.5%, and we set a target long-term operating margin range in Print of 16-18%.

•
Aggressive Capital Returns. HP has a strong reputation for returning capital to our shareholders. Today, we announced a new program that targets $16 billion in capital returns during the next three fiscal years. As part of that, the Company will repurchase at least $8 billion of HP shares in the twelve months following our annual meeting. We also increased our long-term return of capital target to 100% of free cash flow. These moves utilize our balance sheet to benefit HP shareholders, while preserving our flexibility to make strategic investments that support our strategy.

•	Disciplined Cost Reduction. We will continue to place a premium on productivity and cost management. Our Q1 results show the important role this plays in driving our overall success as a company.

We created a video that includes Chip Bergh, the Chair of our Board, along with me and other HP leaders sharing more insights on the value plan.

I encourage you to read the full value plan. It outlines our multiple levers of shareholder value creation and further explains our views on the Xerox proposal, which we believe has a number of fundamental problems. It meaningfully undervalues our company, creates significant risk, and compromises the future of HP – none of which is in the best interest of our shareholders.

We believe consolidation, on the right terms, could create incremental upside to this plan for HP shareholders. And we are reaching out to Xerox to explore if there is a combination that creates value for HP shareholders that is additive to HP’s strategic and financial plans.

I will be on the road over the next several months with our CFO Steve Fieler and other leaders meeting with our top investors to talk about our strategy and financial targets. The leadership team and I will also spend a lot of time with our customers and partners to ensure we keep executing and delivering on our commitments.

Playing Our Own Game

It’s a great time to be at HP. Our Q1 results and three-year financial targets show that our strategy is working. Each of you are helping to lead our business forward, and the world can clearly see the results you are delivering. Our performance shows a team on a mission who is upping its game, quarter after quarter.

Our business is strong and getting stronger. We are consistently outperforming our markets. And we are united by a purpose-driven culture that’s driving our success and positioning HP for the future.

Earlier this month, Barron’s ranked HP #6 on its annual list of the “100 Most Sustainable Companies” – the third straight year we’ve made the top 10.

Honors like these reflect the kind of company we have built – one that is committed to delivering value to our customers, partners and shareholders over the short and long term. That’s how we run our business. It’s why we’ve been successful. And today’s news shows that we have only scratched the surface of what we can achieve.

But we all must maintain our relentless focus on delivering every day for customers, for each other, and for all of HP’s stakeholders. We cannot let up, even for a split second. In the face of fierce competition and external noise, it’s our job to always keep pushing forward.

We are not simply playing to protect what we have. We are playing to win. And there’s no better team in this industry than all of you who make HP the great company that it is.

Thank you again for a strong Q1. I look forward to talking with you at our All Employee Meeting on March 3. Please register by clicking here.

Saludos,

Enrique

Forward-Looking Statements

This document describes long-term trends and is not about the recently completed fiscal quarter.

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, actual results may differ materially from those expressed or implied by such forward-looking statements and assumptions.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any projections of net earnings, net earnings per share, free cash flow, operating profit, debt to EBITDA ratio, or other financial items; any statements of expectation or belief; any statements regarding HP’s long term plan, future strategy, potential future share repurchases, other potential returns of capital or any potential strategic transactions; any statements relating to the plans, strategies and objectives of management for future operations, including, but not limited to, our go-to-market strategy, the execution of restructuring plans and any resulting cost savings, including any projections of the amount, timing or impact of cost savings or restructuring or other charges, planned structural cost reductions and productivity initiatives, net revenue or profitability improvements or other financial impacts; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on HP and its financial performance; and any statements of assumptions underlying any of the foregoing.

Risks, uncertainties and assumptions include factors relating to HP’s ability to execute on its strategic plan, including the recently announced initiatives, business model changes and transformation; execution of planned structural cost reductions and productivity initiatives; potential developments involving Xerox Holdings Corporation; HP’s ability to complete any contemplated share repurchases, other capital return programs or other strategic transactions; the need to address the many challenges facing HP’s businesses; the competitive pressures faced by HP’s businesses; risks associated with executing HP’s strategy, business model changes and transformation; successfully innovating, developing and executing HP’s go-to-market strategy, including online, omnichannel and contractual sales, in an evolving distribution and reseller landscape; successfully competing and maintaining the value proposition of HP’s products, including supplies; the impact of macroeconomic and geopolitical trends and events; the need to manage third-party suppliers, manage HP’s global, multi-tier distribution network, limit potential misuse of pricing programs by HP’s channel partners, adapt to new or changing marketplaces and effectively deliver HP’s services; challenges to HP’s ability to accurately forecast inventories, demand and pricing, which may be due to HP’s multi-tiered channel, sales of HP’s products to unauthorized resellers or unauthorized resale of HP’s products; the protection of HP’s intellectual property assets, including intellectual property licensed from third parties; risks associated with HP’s international operations; the development and transition of new products and services and the enhancement of existing products and services to meet customer needs and respond to emerging technological trends; the execution and performance of contracts by HP and its suppliers, customers, clients and partners; the hiring and retention of key employees; integration and other risks associated with business combination and investment transactions; the results of the restructuring plans, including estimates and assumptions related to the cost (including any possible disruption of HP’s business) and the anticipated benefits of the restructuring plans;  disruptions in operations from system security risks, data protection breaches, cyberattacks, extreme weather conditions, medical epidemics or pandemics such as the novel coronavirus, and other natural or manmade disasters or catastrophic events; the impact of changes in tax laws, including uncertainties related to the interpretation and application of the Tax Cuts and Jobs Act of 2017 on HP’s tax obligations and effective tax rate; the resolution of pending investigations, claims and disputes; and other risks that are described in HP’s Annual Report on Form 10-K for the fiscal year ended October 31, 2019, and HP’s other filings with the SEC.

Certain financial information set forth in this document reflects estimates based on information available at this time. While HP believes these estimates to be reasonable, these amounts could differ materially from amounts reported in HP’s Quarterly Reports on Form 10-Q for the fiscal quarters ended January 31, 2020, April 30, 2020 and July 31, 2020, Annual Report on Form 10-K for the fiscal year ended October 31, 2020 and HP’s other filings with the Securities and Exchange Commission.  HP assumes no obligation and does not intend to update these forward-looking statements. HP’s Investor Relations website at http://investor.hp.com contains a significant amount of information about HP, including financial and other information for investors. HP encourages investors to visit its website from time to time, as information is updated, and new information is posted.  The content of HP’s website is not incorporated by reference into this document or in any other report or document HP files with the SEC, and any references to HP’s website are intended to be inactive textual references only.